

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 18, 2010

By U.S. Mail and Facsimile to (254) 399-2063

David M. Martin
Chief Financial Officer
Life Partners Holdings, Inc.
204 Woodhew Drive
Waco, Texas 76712

      Re: Life Partners Holdings, Inc.
             Form 10-K for the Fiscal Year Ended February 28, 2009
             File No. 0-07900

Dear Mr. Martin:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended February 28, 2009

Item 1. Description of Business, page 3

1.   You state on page 4 that you "have sponsored funds (y)ourselves and may do so in the future." Please address the following and please provide us with your proposed disclosures:

      a.   Tell us in detail and revise your future filings to more clearly discuss the extent of your fund sponsorship activities. Clearly identify the form of such sponsorship and how it is reported in your financial statements.

b.   For each fund that you are involved in, please provide us with a tabular breakdown that identifies: the fund's name, amount of your investment in the fund, nature and amount of the fund's activities including the amount of policies held, nature and form of your fund sponsorship or managerial activities and/or other relationship with the fund, and identify how such involvement is reported in your financial statements.

c.   Revise future filings to quantify the amount of any investment in such funds and the amount of revenues generated from transactions on behalf of such funds.

d.   We note that a Regulation D filing was filed for the fund Life Partners Life Settlement Fund-1 LP. Revise your future Exchange Act filings to discuss the nature of the activities of this fund. Please also disclose the nature of your involvement in this fund, including the amount of your investment, management fees received, and any operational or managerial obligations you have to the fund.

e.   We note you disclose in Note 6 on page 45 your investment in a partnership which was created for the acquisition of life settlements. Please revise future filings to disclose the name of this fund. Please identify the original sponsor of this fund, and identify the manager of the fund.

f.   We note your disclosure on page 23 that you do not engage in any off-balance sheet arrangements or transactions. Pursuant to Item 303(A)(4) of Regulation S-K, please revise this section in future filings to address your fund sponsorship activities, as well as any other off-balance sheet activities as appropriate.

2.   Please tell us and revise future filings to more clearly discuss the inherent conflict of interest in your various lines of business. For example, please discuss how you determine which policies to purchase for your own investment portfolio, which policies to direct to funds that your sponsor, invest in, or have other relationships with, and which policies you broker to unaffiliated third-party investors. Identify any corporate policies that provide guidance or address how you make this determination for each policy. Further, discuss how you consider the exercise of your fiduciary responsibilities to the interested parties in each of these circumstances, since those responsibilities would appear to be inherently in conflict.

Management's Discussion and Analysis, page 17

3. In the fiscal year ended February 28, 2009, and continuing for the first three quarters of your current fiscal year, your direct investment in policies has expanded each quarter. In your next Management's Discussion and Analysis, please discuss management's view of this change in the manner that you deploy your capital. Also, consider revising your disclosure to discuss any risk that Life Partners might experience as a result of investing in the policies.

4. In future filings, revise your Management's Discussion to include management's view as to whether the increase in direct investment in policies is necessitated by the growth in available policies and the ability to find adequate investors for the number and size of policies that have become available over the period.

5. Revise your discussion in your next filing that contains a Management's Discussion and Analysis section, to discuss the impact, if any, of recent court cases which might subject Life Partner's transactions with policyholders to state minimum value requirements.

Financial Statements

Note 5. Investment in Policies, page 44

6. We note your disclosure here regarding the impairment charges recorded during the year ended February 28, 2009. We also note you have had additional impairment charges during the subsequent interim periods. Please revise your future filings to address the following:

    a. Clearly disclose how you tested for impairment.

    b. Clearly disclose how you computed the amount of the impairment charge.

    c. For the policies on which you recorded an impairment charge during the periods presented, disclose the reason for the impairment in your investment in the policies, e.g., a change in expected mortality or a change in the credit worthiness of the issuer of the underlying insurance, etc.

    d. Tell us how many of the impaired policies related to policies purchased from the Colorado settlement and the amount of the impairment charges on those policies.

Note 14. Contingencies, page 51

7. You state here that on final settlement, you are "usually reimbursed for these advances." You state on page 40 that you "believe that the vast majority of the

advances will eventually be collected either through direct repayments from purchasers or at the time when the policies mature." However, during the last three years we note that your reimbursements received for advances have continued to range between 18% and 31% of advances made. Please tell us how you determined that you expect to be reimbursed for the "vast majority" of these advances. For the final settlements that occurred in each period presented, please provide us with the percentage of the time you receive full reimbursement at or before final settlement for the amounts already advanced. Please disclose this percentage in future filings.

Signature Page

8. In future filings, please amend the signature page to identify the Chief Accounting Officer or Controller, as required by General Instruction D(2)(a) of Form 10-K.

Executive Compensation, page 28 (as incorporated from your Definitive Proxy filed on Schedule 14A on June 25, 2009)

Summary Compensation Table, page 10 of Proxy

9. Please tell us why the amounts paid pursuant to your executive incentive bonus programs are shown in column (d) in the table rather column (g). See Item 402(c)(vii) of Regulation S-K.

Compensation Discussion and Analysis, page 11 of Proxy

10. In future filings, please revise to provide greater analysis regarding the compensation decisions made by the company with respect to the NEOs in the most recent year. Refer to Item 402(b)(1)(iv) and (2)(ix) of Regulation S-K.

Compensation Discussion and Analysis, page 11 of Proxy

11. In future filings, revise your discussion to provide additional analysis as to how the Compensation Committee determined that the bonus pool for your executive officers, which pays out 1% of your net income to each participant, is consistent with the goals and objectives of your executive compensation program.

Form 10-Q for the period ended November 30, 2009

Item 1. Financial Statements

Note 8. Investments in Securities, page 10

12. Please revise all future *interim and annual* filings to disclose the information required by ASC 320-10-50-6 through 50-8. In addition, please provide us with this information for your securities held as of the period ended November 30, 2009.

13. We note that your available-for-sale securities have been in an overall unrealized loss position (i.e. the fair value is well below the cost basis) at February 28, 2009 and 2008 as well as at each of the quarters ended May 31, 2009, August 31, 2009 and November 30, 2009. Please tell us in detail how you were able to conclude that the decline in fair value was not other-than-temporary. In your response, please specifically tell us how you considered the guidance in ASC 320-10-35-30 through 35-32. To the extent that you are able to support that these securities were not other-than-temporarily impaired at February 28, 2010, please provide expanded disclosure in your next Form 10-K to describe your basis for this conclusion. Revise to clearly describe the nature of these securities. We may have further comment based on your response.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please submit your response letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572, or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have any questions regarding accounting-related comments. For all other questions, contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3419.

Sincerely,

Christian Windsor
Special Counsel